Nov-79
Nov-81
Nov-83
Nov-85
Nov-87
Nov-89
Nov-91
Nov-93
Nov-95
Nov-97
Nov-99
Nov-01
Nov-03
Nov-05
Nov-07

Historical Real Returns of the S&P 500 Index
Sources: Barclays Capital, Bloomberg, Dodge & Cox
The above information is not a complete analysis of every material fact concerning any market, industry, or investment. Data has been obtained from sources considered reliable, but Dodge
& Cox makes no representations as to the completeness or accuracy of such information. Before investing in any Dodge & Cox Fund, you should carefully consider the Fund’s investment objectives, management fees, risks and expenses. To obtain a Fund’s prospectus, which contains this and other important information, visit www.dodgeandcox.com or call 800-621-3979.
Please read the prospectus carefully before investing.
During the past 30 years, a portfolio that consisted of the S&P 500 Index would have generated positive real annualized total returns
(gross of fees) over most 1, 5, and 10-year periods.
November 28, 2008
* Real Annualized Total Return is defined to equal the annualized total return of the S&P 500 Index minus the annualized change in the US CPI Urban
Consumers Non-Seasonally Adjusted index over the specified time horizon. Returns shown are for November 30, 1978 through November 28, 2008.
Real Annualized Total Returns *
-40%
-30%
-20%
-10%
0%
10%
20%
30%
40%
50%
60%
Real 1-year Annualized Total Return
Real 5-year Annualized Total Return
Real 10-year Annualized Total Return
DODGE
&
COX
Investment Managers | San Francisco
08-492

Nov-79
Nov-81
Nov-83
Nov-85
Nov-87
Nov-89
Nov-91
Nov-93
Nov-95
Nov-97
Nov-99
Nov-01
Nov-03
Nov-05
Nov-07

Historical Real Returns of a “Balanced” Index
Sources: Barclays Capital, Bloomberg, Dodge & Cox
The above information is not a complete analysis of every material fact concerning any market, industry, or investment. Data has been obtained from sources considered reliable, but Dodge
& Cox makes no representations as to the completeness or accuracy of such information. Before investing in any Dodge & Cox Fund, you should carefully consider the Fund’s investment objectives, management fees, risks and expenses. To obtain a Fund’s prospectus, which contains this and other important information, visit www.dodgeandcox.com or call 800-621-3979.
Please read the prospectus carefully before investing.
During the past 30 years, a portfolio that consisted of 60%
S&P 500 Index and 40%
Barclays Capital U.S. Aggregate Bond Index would have
generated positive real annualized total returns (gross of fees) over most 1, 5, and 10-year periods.
November 28, 2008
* Real Annualized Total Return is defined to equal the annualized total return of the combined index portfolio minus the annualized change in the US CPI
Urban Consumers Non-Seasonally Adjusted index over the specified time horizon. The combined index portfolio is rebalanced monthly to maintain the 60%
and 40% weights. Returns shown are for November 30, 1978 through November 28, 2008.
Real Annualized Total Returns *
-40%
-30%
-20%
-10%
0%
10%
20%
30%
40%
50%
60%
Real 1-year Annualized Total Return
Real 5-year Annualized Total Return
Real 10-year Annualized Total Return
DODGE
&
COX
Investment Managers | San Francisco
08-492

Nov-79
Nov-81
Nov-83
Nov-85
Nov-87
Nov-89
Nov-91
Nov-93
Nov-95
Nov-97
Nov-99
Nov-01
Nov-03
Nov-05
Nov-07

Historical Real Returns of a “Balanced” Index
Sources: Barclays Capital, Bloomberg, Dodge & Cox
The above information is not a complete analysis of every material fact concerning any market, industry, or investment. Data has been obtained from sources considered reliable, but Dodge
& Cox makes no representations as to the completeness or accuracy of such information. Before investing in any Dodge & Cox Fund, you should carefully consider the Fund’s investment objectives, management fees, risks and expenses. To obtain a Fund’s prospectus, which contains this and other important information, visit www.dodgeandcox.com or call 800-621-3979.
Please read the prospectus carefully before investing.
During the past 30 years, a portfolio that consisted of 40%
S&P 500 Index and 60%
Barclays Capital U.S. Aggregate Bond Index would have
generated positive real annualized total returns (gross of fees) over most 1, 5, and 10-year periods.
November 28, 2008
* Real Annualized Total Return is defined to equal the annualized total return of the combined index portfolio minus the annualized change in the US CPI
Urban Consumers Non-Seasonally Adjusted index over the specified time horizon. The combined index portfolio is rebalanced monthly to maintain the 40%
and 60% weights. Returns shown are for November 30, 1978 through November 28, 2008.
Real Annualized Total Returns *
-40%
-30%
-20%
-10%
0%
10%
20%
30%
40%
50%
60%
Real 1-year Annualized Total Return
Real 5-year Annualized Total Return
Real 10-year Annualized Total Return
DODGE
&
COX
Investment Managers | San Francisco
08-492

Nov-79
Nov-81
Nov-83
Nov-85
Nov-87
Nov-89
Nov-91
Nov-93
Nov-95
Nov-97
Nov-99
Nov-01
Nov-03
Nov-05
Nov-07

Historical Real Returns of the Barclays Capital U.S. Aggregate Bond Index
Sources: Barclays Capital, Bloomberg, Dodge & Cox
The above information is not a complete analysis of every material fact concerning any market, industry, or investment. Data has been obtained from sources considered reliable, but Dodge
& Cox makes no representations as to the completeness or accuracy of such information. Before investing in any Dodge & Cox Fund, you should carefully consider the Fund’s investment objectives, management fees, risks and expenses. To obtain a Fund’s prospectus, which contains this and other important information, visit www.dodgeandcox.com or call 800-621-3979.
Please read the prospectus carefully before investing.
During the past 30 years, a portfolio that consisted of the Barclays Capital U.S. Aggregate Bond Index (BCAG) would have generated positive real annualized total returns (gross of fees) over most 1, 5, and 10-year periods.
November 28, 2008
* Real Annualized Total Return is defined to equal the annualized total return of the BCAG index minus the annualized change in the US CPI Urban
Consumers Non-Seasonally Adjusted index over the specified time horizon. Returns shown are for November 30, 1978 through November 28, 2008.
Real Annualized Total Returns *
-40%
-30%
-20%
-10%
0%
10%
20%
30%
40%
50%
60%
Real 1-year Annualized Total Return
Real 5-year Annualized Total Return
Real 10-year Annualized Total Return
DODGE
&
COX
Investment Managers | San Francisco
08-492

In recent days, the yields on 2-year, 5-year, 10-year, and 30-year Treasury notes and bonds have touched levels not seen in over 40 years.
Given that Treasury yields are extremely low on both an absolute and historical basis, we believe that the long-term outlook for Treasury yields is
skewed to the upside. However, we acknowledge that short-term yield changes are unpredictable and yields may move lower for a variety of reasons.
The prices of longer-dated Treasury bonds are particularly sensitive to an increase in interest rates. If the 30-year Treasury yield increases by
200bps
to 4.55% (where it traded in early August), the price would decrease by nearly 30%.
Treasury Yields are at Multi-Decade Lows
Sources: Bloomberg, Dodge & Cox
The above information is not a complete analysis of every material fact concerning any market, industry, or investment. Data has been obtained from sources considered reliable, but Dodge
& Cox makes no representations as to the completeness or accuracy of such information. Before investing in any Dodge & Cox Fund, you should carefully consider the Fund’s investment objectives, management fees, risks and expenses. To obtain a Fund’s prospectus, which contains this and other important information, visit www.dodgeandcox.com or call 800-621-3979.
Please read the prospectus carefully before investing.
December 19, 2008
Change in Price from
an Instantaneous Change in Treasury Yields
0%
2%
4%
6%
8%
10%
12%
Jan-88 Jan-90 Jan-92 Jan-94 Jan-96 Jan-98 Jan-00 Jan-02 Jan-04 Jan-06 Jan-08
2 Year Treasury Yield 10 Yr Treasury Yield 30 Year Treasury Yield
Treasury Yields
-35%
-30%
-25%
-20%
-15%
-10%
-5%
0%
5%
10%
15%
-50bps Shift +100bps Shift +200bps Shift
2-Year Treasury 10-Year Treasury 30-Year Treasury
2-year 5-year 10-year 30-year
0.74% 1.36% 2.12% 2.55%
Treasury Yields as of December 19, 2008
DODGE
&
COX
Investment Managers | San Francisco
08-492